WHEELER WASOFF, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

January 20, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Brinx Resources Ltd.
File Ref. No. 333-102441

Ladies and Gentlemen:

We were previously the principal accountant for Brinx Resources Ltd and, under the date of January 31, 2005, we reported on the financial statements of Brinx Resources Ltd.. as of and for the year ended October 31, 2004. Our appointment as principal accountant was terminated. We have read the statements included under Item 4.01 of Brinx Resources Ltd. Form 8-K dated January 20, 2006 and we agree with the information contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

/s/ WHEELER WASOFF, P.C.

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